 [Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 27, 2008

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	The Cushing MLP Total Return Fund Initial Registration Statement On Form N-2 In Connection With The Secondary Offering Of Common Shares

Ladies and Gentlemen:

On behalf of The Cushing MLP Total Return Fund (the "Fund"), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended and the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed initial Registration Statement on Form N-2 (the "Registration Statement") complete with certain exhibits filed therewith in connection with a secondary offering of common shares by the Fund.

Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Fund hereby requests selective review of the above referenced Registration Statement.  We have relied upon the registration statement relating to the initial public offering of the Fund's common shares as precedent in drafting the Registration Statement and consider portions of such filing to be substantially similar to the Registration Statement.

           The disclosure in the Registration Statement with regard to the description of the Fund, its investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund is substantially similar to the disclosures made in the registration statement relating to the Fund’s common shares (File Nos. 333-143305 and 811-22072), which was declared effective by the Commission on August 24, 2007.  The disclosure in the Registration Statement has generally been revised only as necessary to provide current Fund information and to set forth the anticipated terms of the secondary offering.

A fee of $39.30 to cover the registration fee under the Securities Act has been paid.

Should you have any questions or require further information with respect to this Registration Statement or the filings we have relied upon as precedent for and consider substantially similar to the Registration Statement, please do not hesitate to contact me at (212) 735-2499.

Very truly yours,

/s/ Michael D. Saarinen

Michael D. Saarinen

Enclosures